                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                  Rule 13d-2(b)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

                               (Amendment No. 2)*


                                AMAZON.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    023135106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [ ]       Rule 13d-1(b)

     [ ]       Rule 13d-1(c)

     [X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 9 Pages
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-------------------                                           ------------------
CUSIP NO. 023135106            SCHEDULE 13G                   PAGE 2 OF 10 PAGES
-------------------                                           ------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Jacklyn Gise Bezos

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
          Not applicable                                                (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     17,241,686(1)
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               17,241,686(1)
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,241,686(1)
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.0%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Number of shares is adjusted to reflect each of the 3:1 and 2:1 splits of Amazon.com, Inc. Common Stock effected on January 4, and September 9, 1999, respectively.



                               Page 2 of 9 Pages

-------------------                                           ------------------
CUSIP NO. 023135106           SCHEDULE 13G                    PAGE 3 OF 10 PAGES
-------------------                                           ------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Miguel A. Bezos

-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
          Not Applicable                                                (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    0
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     17,241,686(1)
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   0
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               17,241,686(1)
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,241,686(1)
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.0%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

          IN
-------------------------------------------------------------------------------

(1) Number of shares is adjusted to reflect each of the 3:1 and 2:1 splits of Amazon.com, Inc. Common Stock effected on January 4, and September 9, 1999, respectively.



                               Page 3 of 9 Pages

ITEM 1(a). NAME OF ISSUER.

        This Schedule 13G relates to Amazon.com, Inc., a Delaware corporation (the "Company").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The Company's principal executive offices are located at 1200 12th Avenue S., Suite 1200, Seattle, WA 98144.

ITEM 2(a). NAME OF PERSON FILING.

        This Schedule 13G relates to each of the following persons:

        -      Jacklyn Gise Bezos

        -      Miguel A. Bezos

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.

        The business address of each of the reporting persons is P. O. Box 4876, Houston, Texas 77210-48676.

ITEM 2(c). CITIZENSHIP.

        Jacklyn Gise Bezos and Miguel A. Bezos are U.S. citizens.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

        This Schedule 13G relates to the Company's common stock, par value $.01 per share (the "Common Stock").

ITEM 2(e). CUSIP NUMBER.

        The CUSIP Number for the Company's Common Stock is 023135106.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;
     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
     (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange
              Act;



                               Page 4 of 9 Pages
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     (d)  [ ] Investment Company registered under Section 8 of the Investment
              Company Act;
     (e)  [ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) [ ] A Parent Holding Company or control person, in accordance with Rule 13d-1(b)(ii)(G);
     (h) [ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4. OWNERSHIP.

        I. The following describes the ownership of Common Stock by Jacklyn Gise Bezos as of December 31, 1999:

        (a)     Amount beneficially owned: 17,241,686(1)
        (b)     Percent of class: 5.0%
        (c)     Number of shares as to which such person has:

                        (i)     Sole power to vote or direct the vote: 0

                        (ii)    Shared power to vote or to direct the vote:
                                17,241,686(2)

                        (iii) Sole power to dispose or to direct the disposition of: 0

                        (iv) Shared power to dispose or to direct the disposition of: 17,241,686(2)

----------

      (1) Number of shares is adjusted to reflect each of the 3:1 and 2:1 splits of Amazon.com, Inc. Common Stock effected on January 4, and September 9, 1999, respectively. Represents 8,862,860 shares held by the Jacklyn Gise Bezos 1996 Revocable Trust of which Jacklyn Gise Bezos is Trustee; 2,925,000 shares held by the Bezos Family Trust of 1997 of which Jacklyn Gise Bezos is Trustee; 675,000 shares held by the Bezos Generation-Skipping Trust of 1997 of which Jacklyn Gise Bezos is Trustee; and 4,778,826 shares held by the Miguel A. Bezos 1996 Revocable Trust of which Miguel A. Bezos is Trustee. Miguel A. Bezos is the spouse of Jacklyn Gise Bezos.

      (2) Number of shares is adjusted to reflect each of the 3:1 and 2:1 splits of Amazon.com, Inc. Common Stock effected on January 4, and September 9, 1999, respectively. Power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the reported shares is deemed to be shared among Jacklyn Gise Bezos and Miguel A. Bezos. Jacklyn Gise Bezos disclaims beneficial ownership of the shares held by the Miguel A. Bezos 1996 Revocable Trust except to the extent of her pecuniary interest. Miguel A. Bezos disclaims beneficial ownership of the shares held by the Jacklyn Gise Bezos 1996 Revocable trust, the Bezos Family Trust of 1997 and the Bezos Generation-Skipping Trust of 1997 except to the extent of his pecuniary interest.



                               Page 5 of 9 Pages
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        II. The following describes the ownership of Common Stock by Miguel A.
Bezos as of December 31, 1999:

        (a)    Amount beneficially owned:  17,241,686(1)
        (b)    Percent of class:  5.0%
        (c)    Number of shares as to which such person has:

                        (i)     Sole power to vote or direct the vote: 0

                        (ii)    Shared power to vote or to direct the vote:
                                17,241,686(2)

                        (iii) Sole power to dispose or to direct the disposition of: 0

                        (iv) Shared power to dispose or to direct the disposition of: 17,241,686(2)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATION.

        Not applicable.

----------
      (1) Number of shares is adjusted to reflect each of the 3:1 and 2:1 splits of Amazon.com, Inc. Common Stock effected on January 4, and September 9, 1999, respectively. Represents 8,862,860 shares held by the Jacklyn Gise Bezos 1996 Revocable Trust of which Jacklyn Gise Bezos is Trustee; 2,925,000 shares held by the B ezos Family Trust of 1997 of which Jacklyn Gise Bezos is Trustee; 675,000 shares held by the Bezos Generation-Skipping Trust of 1997 of which Jacklyn Gise Bezos is Trustee; and 4,778,826 shares held by the Miguel A. Bezos 1996 Revocable Trust of which Miguel A. Bezos is Trustee. Miguel A. Bezos is the spouse of Jacklyn Gise Bezos.

      (2) Number of shares is adjusted to reflect each of the 3:1 and 2:1 splits of Amazon.com, Inc. Common Stock effected on January 4, and September 9, 1999, respectively. Power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the reported shares is deemed to be shared among Jacklyn Gise Bezos and Miguel A. Bezos. Jacklyn Gise Bezos disclaims beneficial ownership of the shares held by the Miguel A. Bezos 1996 Revocable Trust except to the extent of her pecuniary interest. Miguel A. Bezos disclaims beneficial ownership of the shares held by the Jacklyn Gise Bezos 1996 Revocable trust, the Bezos Family Trust of 1997 and the Bezos Generation-Skipping Trust of 1997 except to the extent of his pecuniary interest.




                               Page 6 of 9 Pages
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                                    SIGNATURE

        After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 9, 2000
                                            /s/ Jacklyn Gise Bezos
                                            ------------------------------------
                                            Jacklyn Gise Bezos



                               Page 7 of 9 Pages
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        After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 9, 2000


                                            /s/ Miguel A. Bezos
                                            ------------------------------------
                                            Miguel A. Bezos



                               Page 8 of 9 Pages
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                             EXHIBIT TO SCHEDULE 13G

               AGREEMENT OF JACKLYN GISE BEZOS AND MIGUEL A. BEZOS

        The undersigned hereby agree that the Information Statement on Schedule 13G to which this agreement is an exhibit is filed on behalf of each of the undersigned.

        Dated: February 9, 2000           /s/ Jacklyn Gise Bezos
                                          ------------------------------------
                                              Jacklyn Gise Bezos



        Dated: February 9, 2000           /s/ Miguel A. Bezos
                                          ------------------------------------
                                              Miguel A. Bezos




                               Page 9 of 9 Pages